Exhibit 99.1

WAIVER AND AGREEMENT TO EXERCISE

RE:	The amended and restated common share purchase warrant of ESSA Pharma Inc. (the “Company”) dated August 27, 2019, as amended and restated on August 14, 2024 and issued in the name of (“BVF LP”), the amended and restated common share purchase warrant of the Company dated August 27, 2019, as amended and restated on August 14, 2024 and issued in the name of Biotechnology Value Fund II, LP (“BVF II”), the amended and restated common share purchase warrant of the Company dated August 27, 2019, as amended and restated on August 14, 2024 and issued in the name of Biotechnology Value Trading Fund OS, L.P. (“BVF OS”) (together with BVF LP, BVF II and BVF OS, “BVF”) (collectively, the “Warrants”)
DATE:	August 5, 2025

WHEREAS section 2(e) of each of the Warrants provides that the Company shall not effect any exercise of the Warrants if BVF would, in the aggregate, beneficially own common shares of the Company in excess of the Beneficial Ownership Limitation (as defined in the Warrants) and that in no event shall the Beneficial Ownership Limitation exceed 19.99%;

AND WHEREAS BVF wishes to exercise the Warrants, which exercise would result in BVF exceeding the maximum Beneficial Ownership Limitation of 19.99%; and

AND WHEREAS the Company and BVF wish to waive the Beneficial Ownership Limitation in order to permit the complete exercise of the Warrants by BVF.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, BVF and the Company agree as follows:

1.	The Company and BVF hereby agree to waive section 2(e) of the Warrants in respect of the Beneficial Ownership Limitation to permit the full exercise of the Warrants by BVF. For greater certainty, this waiver is given only in respect of section 2(e) as it applies to the Beneficial Ownership Limitation and all other terms of the Warrant shall otherwise continue in full force and effect.
2.	BVF hereby agrees that it will fully exercise all, but not less than all, of the Warrants effective as of the date hereof by delivering to the Company a duly completed and executed notice of exercise in respect of each of the Warrants in the form attached as Exhibit “A” to the Warrants together with any required payment therefor (and for greater certainty, if BVF for any reason fails to do so, then BVF shall, by its signatures below, be deemed to have exercised the Warrants as of the date hereof).
3.	This Waiver and Agreement to Exercise shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
4.	This Waiver and Agreement to Exercise may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

DATED as of the date first written above.

BIOTECHNOLOGY VALUE FUND, L.P.,		BIOTECHNOLOGY VALUE FUND II, L.P.,

Per:	/s/ Mark Lampert	Per:	/s/ Mark Lampert
Name:	Mark Lampert	Name:	Mark Lampert
Title:	Chief Executive Officer BVF I GP LLC, itself General Partner of Biotechnology Value Fund, L.P.	Title:	Chief Executive Officer BVF II GP LLC, itself General Partner of Biotechnology Value Fund II, L.P.

BIOTECHNOLOGY VALUE TRADING FUND OS LP,		ESSA PHARMA INC.

Per:	/s/ Mark Lampert	Per:	/s/ David Wood
Name:	Mark Lampert	Name:	David Wood
Title:	President BVF Inc., General Partner of BVF Partners L.P., itself sole member of BVF Partners OS Ltd., itself GP of Biotechnology Value Trading Fund OS LP	Title:	Chief Financial Officer